UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-15018

FIBRIA CELULOSE S.A.

(Exact name of registrant as specified in its charter)

Rua Fidêncio Ramos, 302, 3rd floor 04551-010, São Paulo, SP Brazil

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares (without par value) American Depositary Shares, each representing 1 Common Share (without par value)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities) Rule 12h-6(c) (for debt securities)	☒ ☐	Rule 12h-6(d) (for successor registrants) Rule 12h-6(i) (for prior Form 15 filers)	☐ ☐

PART I

Item 1.       Exchange Act Reporting History.

A.       Fibria Celulose S.A. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 11, 2000, when its registration statement on Form F-1 was declared effective by the Securities and Exchange Commission (the “SEC”).

B.       The Company has filed or submitted all reports required under Exchange Act section 13(a) or 15(d) and corresponding SEC rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.       Recent United States Market Activity.

Subject to the exceptions listed in Instruction 1 to this item, the Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a Form F-3 that was declared effective by the SEC on November 9, 2017.

Item 3.       Foreign Listing and Primary Trading Market.

A.       Until January 3, 2019, the Company’s Common Shares were listed on the São Paulo Stock Exchange (B3 SA - Brasil, Bolsa e Balcão (“B3”)), and the Federative Republic of Brazil constituted the primary trading market for these securities.

B.       The Company’s Common Shares were initially listed on the B3 on November 18, 2009, as a successor to the listing of Votorantim Celulose e Papel, the predecessor of the Company. The Company maintained a listing of the Common Shares on the B3 from November 18, 2009 until January 3, 2019.

C.       The percentage of trading of the Company’s Common Shares (including those represented by ADSs) that occurred in Brazil during the 12-month period starting on January 3, 2018 and ending on January 3, 2019 was 64%. The trading market for the Company’s Common Shares in Brazil is larger than the trading market for the Company’s Common Shares (including those represented by ADSs) in the United States as of the same 12-month period.

Item 4.       Comparative Trading Volume Data.

Not applicable.

Item 5.       Alternative Record Holder Information.

As of January 14, 2019, the Company had one shareholder of record, Suzano Papel e Celulose S.A. (“Suzano”), which acquired all of the Company’s issued and outstanding Common Shares pursuant to a merger agreement dated July 26, 2018 between the Company and Suzano.

Item 6.       Debt Securities.

Not applicable.

Item 7.       Notice Requirement.

On November 29, 2018, the Company issued a Notice to Shareholders disclosing its intent to deregister its shares and ADRs (which would terminate its reporting obligations under the Exchange Act with respect to such securities). This notice was publicly filed with the Brazilian securities regulator, submitted by the Company to the SEC on Form 6-K, and made available on the Company’s website (www.fibria.com.br/ir) on the same date.

Item 8.       Prior Form 15 Filers.

Not applicable.

PART II

Item 9.       Rule 12g3-2(b) Exemption.

Not applicable.

PART III

Item 10.       Exhibits.

Not applicable.

Item 11.       Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)        The ADTV of its subject class of securities in the United States exceeded 5 percent of the ADTV of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)        Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)        It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Fibria Celulose S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Fibria Celulose S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Marcelo Feriozzi Bacci
	Name:	Marcelo Feriozzi Bacci
	Title:	Chief Financial Officer and Investor Relations Director

Date: January 18, 2019